Filed pursuant to Rule 253(g)(2)

File No. 024-11648

This Supplement No. 5, dated June 12, 2023 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated March 27, 2023, of Landa App 2 LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain information for the following Series (the “Updated Series”):

●	Landa App 2 LLC – 808 Home Trail Gastonia NC LLC
●	Landa App 2 LLC – 4126 Oriely Drive West Jacksonville FL LLC

LANDA APP 2 LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

Additional Borrowings and Title Transfer

The tables below (the “Update Tables”) show key information related to each Updated Series and its underlying Property. The information in the Update Tables supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged.

On May 19, 2023, each of the following Updated Series entered into an Additional Borrowing with L Finance LLC, the terms of which are listed in the table below. Each Additional Borrowing is secured by the Property underlying the respective Updated Series and any other assets of the Updated Series.

Series	Loan Amount	Annual Interest Rate	Loan Date	Maturity Date
Landa Series 808 Home Trail	$200,075	(1)	05/19/2023	05/19/2024
Landa Series 4126 Oriely Drive West	$167,610	(1)	05/19/2023	05/19/2024

(1)	Each Additional Borrowing bears interest at a rate that is the higher of SOFR+7%, or 12.5%.

The foregoing is a summary of the terms of the Additional Borrowings and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the Additional Borrowings, forms of which are filed as Exhibit 6.1 and Exhibit 6.2, respectively, to our Form 1-U, filed on June 12, 2023, which can be found here.

Additionally, on May 19, 2023, Landa Properties LLC (“Landa Properties”) transferred title (the “Transfer’) to the following properties (“Properties”) to the applicable Updated Series, as set forth in the Updated Table below. In connection with the Transfer, Landa Properties also assigned the applicable lease agreement for each of the Properties underlying the Updated Series to the applicable Updated Series.

Series	Property
Landa App 2 LLC – 808 Home Trail Gastonia NC LLC	808 Home Trail, Gastonia, NC, 28052
Landa App 2 LLC – 4126 Oriely Drive West Jacksonville FL LLC	4126 Oriely Drive West, Jacksonville, FL, 32210

Lastly, the term “Refinance Lender”, as it’s referenced in the Offering Circular, is hereby amended to include a third party lender or an affiliate of the Manager.